Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Probiotic Labs, Inc.
12454 Oxnard Street
Los Angeles, CA 91606
https://vitabowl.com/

Up to $1,234,999.08 in Common Stock at $1.26
Minimum Target Amount: $15,000.30

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Probiotic Labs, Inc.
Address: 12454 Oxnard Street, Los Angeles, CA 91606
State of Incorporation: DE
Date Incorporated: November 13, 2019

Terms:

Equity

Offering Minimum: $15,000.30 | 11,905 shares of Common Stock
Offering Maximum: $1,234,999.08 | 980,158 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.26
Minimum Investment Amount (per investor): $199.08

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks:

Time-Based Investor Perk

Early Bronze — Invest $249+ within the first week and receive a 40% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Early Silver — Invest $500+ within the first week and receive a 50% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Early Gold — Invest $1,000+ within the first week and receive 5% bonus shares.

Early Platinum — Invest $2,500+ within the first week and receive 10% bonus shares.

Early Diamond — Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Volume-Based Perks

Tier 1 — Invest $500 and receive a 30% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Tier 2 — Invest $1,000 and receive a 40% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Tier 3 — Invest $2,500 and receive 5% bonus shares + a 40% off code to try our VitaBowl subscription for a month + a FREE Box of our first batch of VitaJuice. Continental US Shipping Only Limited.

Tier 4 — Invest $5,000 and receive 10% bonus shares + a 50% off code to try our VitaBowl subscription for a month + a FREE Box of our first batch of VitaJuice. Continental US Shipping Only Limited.

Tier 5 — Invest $10,000 and receive 15% bonus shares + a 10% off code to try our VitaBowl subscription for 1 year + a FREE Box of our first batch of VitaJuice + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

Tier 6 – Invest $25,000 and receive 20% bonus shares + a 3 month complimentary subscription to VitaBowl + a FREE Box of our first batch of VitaJuice + a Zoom meeting with the founding team + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

Tier 7 — Invest $50,000 and receive 25% bonus shares + a 6 month FREE subscription to VitaBowl + a FREE Box of our first batch of VitaJuice + a Zoom meeting with the founding team + be involved in the development of our new commercial for our medically tailored frozen line + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

Tier 8 - Invest $100,000 and receive 30% bonus shares + 1 Year FREE subscription to VitaBowl + a FREE Box of our first batch of VitaJuice + Reservation at Altelier Crenn in San Francisco + meet the founding team + photo opportunity with Celebrity Chef Dominique Crenn and copy of her signed book + be involved in the R&D process of one frozen product SKU + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

StartEngine Owners' Bonus

Probiotic Labs, Inc. (d/b/a VitaBowl) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 300 shares of Common Stock at $1.26 / share, you will receive 330 shares of Common Stock, meaning you'll own 330 shares for $378. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonuses.

The Company and its Business

Company Overview

Company Overview

Probiotic Labs, Inc. doing business as VitaBowl is a corporation organized under the laws of the state of Delaware that provides nutritionally and medically tailored plant-forward meals. The company is headquartered and qualified to conduct business in California. The Issuer sells its products and services through the internet and in certain regions of the United States.

Business Model

The Company's business model consists of online direct to consumer sales and B2B sales focused on all who desire democratized, personalized nutrition. Our meals are sold in over 40 states.

Corporate Structure

Probiotic Labs, Inc. was organized as a Delaware corporation on 11/13/2019.

Intellectual Property

The Company was granted two trademarks, VitaBowl and VitaJuice, filed with the USPTO on April 13, 2021.

Competitors and Industry

Competitors

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies. Our primary competitor is Season Health.

We believe Season Health is our only direct competitor. They focus on "food as medicine" meals and recently acquired a telehealth company. We believe VitaBowl may be distinguished by our Chief Culinary Advisor, Domonique Crenn, who

brings invaluable expertise to the table.

There are other meal delivery services, but these are not acutely focused on delivering medically-tailed food.

Industry

Our customer base is generally comprised of health and wellness, athletes and working professionals.

The Food as Medicine Market is estimated to be worth $33.4 billion by 2030 with an anticipated CAGR of 5.1%.

Current Stage and Roadmap

Current Stage

VitaBowl has shipped 200,000+ fresh meals. Meals are now available in over 40 states and 60+ cities.

Future Roadmap

The company plans to launch a SKU line of frozen medically-tailored meals by the end of 2024. Additionally, we recently launched a beta-version Telehealth service. We hope to tie this to insurance reimbursements nationwide. The Telehealth service consists of a digital meeting with a nutritionist, aimed towards developing a tailored nutrition plan for the individual. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and provide the necessary general working capital to grow and expand our business.

The Team

Officers and Directors

Name: Charles Yim

Charles Yim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Chairman, Co-Founder and Director, Treasurer, Secretary, Principal Accounting Officer
  Dates of Service: November, 2019 - Present
  Responsibilities: Responsible for board oversight, investor relations, recruiting, fundraising and partnerships. Charles does not currently receive compensation. Charles is on the Board or an Advisor to a number of other companies. He owns approximately 45% of the company's equity.

Other business experience in the past three years:

- Employer: Sync.VC
  Title: Founding Partner
  Dates of Service: May, 2021 - Present
  Responsibilities: Sync.VC helps setup SPVs focused on startups revolving around web3, AI, blockchain, CPG, health and wellness that can make real impact through value add utility.

Other business experience in the past three years:

- Employer: cMy Ventures
  Title: Founding Partner
  Dates of Service: August, 2016 - Present
  Responsibilities: Charles works part time at this venture studio.

Name: Miko Lorenzo

Miko Lorenzo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer, Co-Founder and Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Responsible for operations, fundraising and partnerships. Miko receives an annual salary of $80,000 and owns approximately 7% of the company's equity.

Name: Denis Lam

Denis Lam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Interim Chief Executive Officer and VP of Product and Technology
  Dates of Service: August, 2022 - Present
  Responsibilities: Management of all product and engineering responsibilities and assist with daily operations, management of company, and fundraising until an official CEO steps in. Denis does not currently receive compensation but owns about 5% of the company's equity. Denis commits about 20 hours per week to VitaBowl. Please refer to the Risk section for additional details about the CEO transition plan.

Other business experience in the past three years:

- Employer: Okay Health Inc. (known as Done ADHD)
  Title: Co-Founder
  Dates of Service: January, 2020 - January, 2021
  Responsibilities: Founding member who led and built the telehealth EHR app, marketplace, care team service and automated end-to-end RX and insurance claims service.

Other business experience in the past three years:

- Employer: Vera Labs
  Title: CEO & Founder
  Dates of Service: January, 2021 - Present
  Responsibilities: Denis is the founder and CEO of this Web3 Fintech startup.

Name: Sarah Brandow

Sarah Brandow's current primary role is with BioXcellerator. Sarah Brandow currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Chief Nutritionist (Part-Time)
  Dates of Service: March, 2020 - Present
  Responsibilities: Responsible for menu design, nutritional optimization of food, sales and marking support, partnerships, sponsorships and fundraising. She does not currently receive compensation but holds company stock options.

Other business experience in the past three years:

- Employer: BioXcellerator
  Title: Director of Nutrition
  Dates of Service: October, 2020 - Present
  Responsibilities: Responsible for overseeing and planning the directives of the Nutrition Department including nutrition research, wellness webinars and patient meetings.

Other business experience in the past three years:

- Employer: Sarah Brandow Nutrition
  Title: Founder
  Dates of Service: October, 2014 - Present
  Responsibilities: Provide private nutrition consultations and programs to individuals

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,999.08 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds

sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now,

the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Probiotic Labs, Inc. was formed on November 13, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Probiotic Labs, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including bugs and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's long and near term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide supplies and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide products or ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular ingredient or product. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients or components customized to meet our requirements. The supply of ingredients or components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Issuer relies on certain intellectual property rights to operate its business. The Issuer may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that

third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure that we will prevail in any other these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Our success depends on the experience and skill of its executive officers and key personnel.
We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the company and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at 9 which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we

can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.
We operate a business that sells directly to consumers via e-commerce. As such, we may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face competition in the future from other internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

The inability of any supplier, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.
We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.
Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, may result from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.
The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, test on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various

information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.
The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering
Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.
The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.
If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of

any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Liability related to spoilage during food delivery.
There is some risk in deliveries that may be delivered late or left outside in the elements. If the delivery was late, we credit the customer the following week.

The Interim Chief Executive Officer does not currently receive a salary for his role with the Company and does not have significant equity
Probiotic Labs, Inc. (d/b/a VitaBowl) is an early-stage company that recently started generating revenue. Accordingly, the interim CEO of VitaBowl, Denis Lam, does not currently receive a salary for his work. Additionally, the interim CEO does not have significant equity in the Company. However, he did invest $50,000 in a SAFE. For further details please refer to our Company Securities section which discusses all classes of stock authorized and all outstanding convertible securities. There is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for Mr. Lam to only act as the interim CEO while they search to hire a full-time CEO. In addition to his interim CEO duties, Mr. Lam is also the Vice President of Product and Technology for the Company and in these roles he manages all product and engineering responsibilities and assists with daily operations and the management of the company.

The current Interim Chief Executive Officer currently has multiple roles
The Company's Interim CEO, Denis Lam, is also CEO of Vera Labs. While the CEO has dedicated about 20 hours a week to Probiotics Labs, Inc. (d/b/a VitaBowl) and treated VitaBowl as a top priority during the initial launch of the Company, the needs of Vera Labs have necessitated splitting time between both companies. The Interim CEO spends about five hours per week at Vera Labs. A successful capital raise would allow the business to expand and allow the Company to focus on hiring a full-time CEO and allow the current Interim CEO to focus on other ventures.

The Company currently does not have a full-time CEO and has an Interim CEO
Probiotic Labs, Inc. (d/b/a VitaBowl) has plans to hire a full-time CEO in the next six to twelve months. The Company is specifically seeking a CEO who has experience in telehealth and consumer package goods along with experience working with insurance providers. To save on costs from recruiters, the Company is utilizing its own network to hire the CEO. The Company is willing to offer the CEO an equity package and salary of up to $120,000 annually depending on the specific candidate's experience. While the Company has plans to use best efforts to hire a full-time CEO, there is a level of risk in investing in a Company that only has an Interim CEO and does not actively have a full-time CEO running the business.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Yim	2,700,000	Common Stock	37.77%

The Company's Securities

The Company has authorized SAFE ($3.25M Valuation Cap), SAFE ($5M Valuation Cap), SAFE ($7.5M Valuation Cap), SAFE ($10M Valuation Cap), and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 980,158 of Common Stock.

SAFE ($3.25M Valuation Cap)

The security will convert into Preferred stock and the terms of the SAFE ($3.25M Valuation Cap) are outlined below:

Amount outstanding: $331,500.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $3,250,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's ecurityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with

payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE ($5M Valuation Cap)

The security will convert into Preferred stock and the terms of the SAFE ($5M Valuation Cap) are outlined below:

Amount outstanding: $980,000.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for

payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE ($7.5M Valuation Cap)

The security will convert into Preferred stock and the terms of the SAFE ($7.5M Valuation Cap) are outlined below:

Amount outstanding: $997,500.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE ($10M Valuation Cap)

The security will convert into Preferred stock and the terms of the SAFE ($10M Valuation Cap) are outlined below:

Amount outstanding: $863,000.00

Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a): (i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,928,812 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

*The total amount outstanding includes 555,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of

substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $331,500.00
  Use of proceeds: Product Development and General Working Capital
  Date: July 09, 2020
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $980,000.00
  Use of proceeds: Product Development and General Working Capital
  Date: February 05, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $997,500.00
  Use of proceeds: Product Development and General Working Capital
  Date: October 26, 2021

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $863,000.00
  Use of proceeds: Product Development and General Working Capital
  Date: April 04, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $213,858 compared to $859,342 in fiscal year 2022.

This increase was due to a ramp up in activation events and partnerships and the acquisition of Klean LA.

Cost of Goods Sold

Cost of Sales for fiscal year 2021 was $211,457 compared to $698,792 in fiscal year 2022.

This increase was due to more revenue, therefore more costs related to packaging, supply chain, ingredients, delivery logistics, more staff, etc.

Gross margins

Gross margins for fiscal year 2021 were 1.12% compared to 18.68% in fiscal year 2022.

The increase in our margins from 2021 to 2022 was largely due to a 4x increase in revenue and only 3.3x increase in costs of goods sold.

Expenses

Expenses for fiscal year 2021 were $1,245,298 compared to $923,711 in fiscal year 2022.

The decrease in expenses was due to the optimization of operations like reducing overhead costs and kitchen employees.

Historical results and cash flows:

The Company is currently revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we continue to expand our market share and plan to launch our telehealth business, therefore diversifying revenue streams.

Past cash was primarily generated through sales. Our goal is to reach profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024, the company has <$50,000 on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 96% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months or a year+. This is based on a current monthly burn rate of $0. We do not have any employees on payroll right now; all are working for equity until the Company reaches profitability. We currently have debt payments of $1,000 a week, but these payments are off-set by revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5+ years. This is based on an anticipated monthly burn rate of $20k to $30k. We plan to hire additional employees and invest more in marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital.

Indebtedness

- Creditor: Celtic Bank Loan
  Amount Owed: $38,000.00
  Interest Rate: 26.0%
  Maturity Date: December 07, 2023
  Weekly payments of $2,371

- Creditor: Small Business Financial Solution Loan
  Amount Owed: $6,870.89
  Interest Rate: 32.0%
  Maturity Date: December 06, 2023
  Weekly payments of $1,250

- Creditor: Forward Financing Revenue-Based Financing Agreement with EBF
  Amount Owed: $31,587.00
  Interest Rate: 0.0%
  On December 12, 2022, the Company entered into a revenue-based financing agreement with EBF Holdings LLC, with agreed purchase price of $50,000, purchased amount of $66,500, specified percentage of 15% and weekly payments of $2,015.15.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,990,303.12

Valuation Details:

*The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock convertible to common stock outstanding; (ii) all outstanding options are exercised; (iii) there are no outstanding warrants or other securities with a right to acquire shares; and (iv) there are no shares reserved for issuance under a stock plan.

Based on a thorough evaluation of comparable companies in the industry and their revenue multiples, VitaBowl set its pre-

money valuation ("PMV") at $9,990,303.12.

VitaBowl was founded in late 2019. The Company is a food-as-medicine meal delivery business with a mission to deliver medically tailored meals and health insurance providers to better serve people everywhere. In 2022, after only three full years of operations, the company saw $859,342 in net revenue.

Season Health is a similar food-as-medicine platform also founded in 2019. The platform strives to help people with chronic conditions such as diabetes and kidney disease eat and live well. The company combines clinical nutrition care, meal recommendations, education, and food delivery into one solution. In March 2022, Season Health raised $34M at a pre-money valuation of $66M. At that time, the company was generating between $1.2M and $5M in annual revenue. Based on our research, this would be a revenue multiple between 13.2X and 55X.

Another noteworthy similar business is Factor75, a meal delivery service with a subscription model, emphasizing nutritionist-formulated and chef-prepared meals. In 2020, HelloFresh acquired Factor75 for $277 million when the company's revenue was expected to be $100 million. HelloFresh operates as a food subscription company, delivering pre-portioned ingredients to users' doors on a weekly basis. This would be a revenue multiple of 2.7X.

We believe VitaBowl compares better to Season Health and is particularly distinguished from Factor75 in our unique approach to tailoring meals on a medical level. Our recent soft launch of our telehealth business (currently in beta) also sets us apart from Factor75. This nutritional counseling service provides customers with a 1:1 video consultations with a nutritionist, unlimited online communications, access to thousands of nutritionist-designed, chef-refined recipes, potential HSA/FSA coverage, easy automatic meal customization and fulfillment, judgement-free ongoing care and education, contactless fulfillment and delivery to almost every state, and 24/7 support with your dedicated care team. We plan to meet health needs such as: Weight Management, Prediabetes or Diabetes, General Health, Heart Disease, and Fatty Liver Disease.

Given VitaBowl's current services and revenue generation in comparison to similar companies in our space, we decided on an 11.6X revenue multiple based on our 2022 revenue to determine VitaBowl's $9,990,303.12 pre-money valuation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.30 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.08, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  20.0%
  Developing new skus and offerings that fit to the client's needs.

- Sales and Marketing
  17.5%
  Marketing campaign with a focus on the d2c channel and targeting new b2b clients.

- Software Engineering
  8.0%
  To streamline our Telehealth platform for client and internal use.

- Working Capital
  45.0%
  Salaries and onboarding fees with potential partners.

- Marketing
  2.5%
  We may use up to 2.5% of the proceeds of the raise to market the raise itself.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vitabowl.com/ (https://www.vitabowl.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vitabowl

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Probiotic Labs, Inc.

[See attached]

PROBIOTIC LABS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Probiotic Labs, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Probiotic Labs, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 1, 2023
Los Angeles, California

PROBIOTIC LABS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	146,837	$	150,526
Accounts Receivable, net		71,234		61,218
Prepaids and Other Current Assets		83,583		32,379
Total Current Assets		**301,654**		**244,123**
Property and Equipment, net		83,209		106,430
Intangible Assets		97,056		158,354
Right-of-Use Assets		316,872		-
Total Assets	**$**	**798,791**	**$**	**508,907**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	73,538	$	54,651
Promissory Notes and Loans		250,557		-
Forward Financing		42,710		-
Other Current Liabilities		31,900		13,878
Total Current Liabilities		**398,705**		**68,529**
Simple Agreement for Future Equity (SAFEs)		2,958,150		2,759,000
Right-of-Use Lease, Operating Lease		329,146		-
Total Liabilities		**3,686,001**		**2,827,529**
STOCKHOLDERS EQUITY				
Common Stock		94		99
Additional Paid in Capital		212,593		54,087
Retained Earnings/(Accumulated Deficit)		(3,099,897)		(2,372,809)
Total Stockholders' Equity		**(2,887,210)**		**(2,318,623)**
Total Liabilities and Stockholders' Equity	**$**	**798,791**	**$**	**508,907**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 859,342	$ 213,858
Cost of Goods Sold	698,792	211,457
Gross Profit	160,550	2,401
Operating expenses		
General and Administrative	889,613	1,230,386
Research and Development	-	3,259
Sales and Marketing	34,098	11,653
Total Operating Expenses	923,711	1,245,298
Operating Income/(Loss)	(763,161)	(1,242,896)
Interest Expense	35,580	3,314
Other Loss/(Income)	(75,851)	110,009
Income/(Loss) before provision for income taxes	(722,890)	(1,356,219)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (722,890)**	**$ (1,356,219)**

See accompanying notes to financial statements.

PROBIOTIC LABS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	**9,548,750**	**$ 95**	**$ 45,232**	**$ (1,016,591)**	**$ (971,264)**
Issuance of Stock	395,062	$ 4	$ (22,434)		$ (22,430)
Share-Based Compensation			31,289		31,289
Net income/(loss)				(1,356,219)	(1,356,219)
Balance—December 31, 2021	**9,943,812**	**99**	**54,087**	**$ (2,372,809)**	**$ (2,318,623)**
Cancelled Stock	(570,000)	(6)	-		(6)
Share-Based Compensation			16,395		16,395
Impementation of new the leasing standard (ASC 842)				(4,197)	(4,197)
Capital Contribution			142,111		142,111
Net Income/(Loss)				(722,890)	(722,890)
Balance—December 31, 2022	**9,373,812**	**$ 94**	**$ 212,593**	**$ (3,099,897)**	**$ (2,887,210)**

See accompanying notes to financial statements.

PROBIOTIC LABS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(722,890)	$ (1,356,219)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		23,221	9,675
Amortization of Intangibles		61,298	25,541
Amortization of ROU Assets		70,313	
Non cash related rent expenses		(62,236)	
Share-based Compensation		16,395	31,289
Changes in operating assets and liabilities:			
Accounts Receivable, net		(10,017)	(61,218)
Prepaids and Other Current Assets		(51,204)	(16,804)
Accounts Payable		18,888	51,224
Other Current Liabilities		18,021	13,417
Net cash provided/(used) by operating activities		**(638,212)**	**(1,303,094)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	(116,105)
Purchases of Intangible Assets		-	(183,895)
Net cash provided/(used) in investing activities		**-**	**(300,000)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		142,106	(22,430)
Forward Financing		42,710	-
Borrowing on Promissory Notes and Loans		250,557	-
Borrowing on SAFEs		199,150	1,439,000
Net cash provided/(used) by financing activities		**634,522**	**1,416,570**
Change in Cash		(3,690)	(186,523)
Cash—beginning of year		150,526	337,050
Cash—end of year	**$**	**146,837**	**$ 150,526**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	35,580	$ 3,314
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Probiotic Labs Inc. was incorporated on November 13, 2019, in the state of Delaware. The financial statements of Probiotic Labs, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Probiotic Labs Inc. is the company that owns VitaBowl – a food-as-medicine platform that helps people eat healthy especially if they suffer from chronic diseases such as diabetes, allergies, or IBS. We currently sell medically tailored meals and after our Regulation crowdfunding round we will be providing a software platform for patients/Consumers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets include website development with estimated useful life of three years.

Income Taxes

Probiotic Labs, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its medically tailored meals.

Cost of sales

Costs of goods sold include the cost of food material, kitchen rental, chefs, merchant fees, printing, packaging materials, shipping/delivery, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $34,098 and $11,653, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 1, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of Use Asset, net	$ -	$ 387,185	$ 387,185	$ 387,185
Liabilities				
Current Portion of Lease Obligation	-	62,236	62,236	$ 62,236
Lease Obligation	-	329,146	329,146	$ 329,146
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(4,197)	(4,197)	$ (4,197)
Total	$ -	$ -	$ -	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Deposits	19,970	22,068
Other Assets	63,613	10,311
Total Prepaids and Other Current Assets	**$ 83,583**	**$ 32,379**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	10,949	2,849
Sales Tax Payable	2,218	307
Other Current Liabilities	18,733	10,723
Total Other Current Liabilities	**$ 31,900**	**$ 13,878**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Furniture & Fixtures	$	116,105	$	116,105
Property and Equipment, at Cost		**116,105**		**116,105**
Accumulated depreciation		(32,896)		(9,675)
Property and Equipment, Net	**$**	**83,209**	**$**	**106,430**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $23,221 and $9,675 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2022		2021
Website Development	$	183,895	$	183,895
Intangible Assets, at cost		**183,895**		**183,895**
Accumulated Amortization		(86,839)		(25,541)
Intangible Assets, Net	**$**	**97,056**	**$**	**158,354**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $61,298 and $25,541 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	61,298
2024		35,757
2025		-
2026		-
Thereafter		-
Total	**$**	**97,056**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 9,373,812 shares and 9,943,812 shares of Common Stock were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 5,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	505,000	$ 0.10	-
Granted	150,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	655,000	$ 0.10	8.66
Exercisable Options at December 31, 2021	424,792	$ 0.10	8.66
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	100,000	$ -	
Outstanding at December 31, 2022	555,000	$ 0.10	7.66
Exercisable Options at December 31, 2022	548,750	$ 0.10	7.66

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $16,395 and $31,289, respectively.

8. DEBT

Leases

The Company has entered into an operating lease agreement with Oxnard Shopping Center LLC for renting of business premises in North Hollywood, Country of Los Angeles, State of California. The lease periods expiring on July 31, 2026. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 391,382
Additions	$ -
Lease Payments	(62,236)
Balance at end of period	$ 329,146

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 102,707
2024	107,842
2025	113,235
2026	67,941
2027	-
Thereafter	-
Total	**$ 391,725**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Celtic Bank - Loan	$ 111,100	7.81%	06/08/2022	12/07/2023	$ 4,895	4,895.04	$ 111,100	$ -	$ 111,100					
Small Business Financial Solution - Loan	$ 92,000	6.79%	12/06/2022	12/06/2023	$ 428	428.49	$ 85,836	$ -	$ 85,836					
Expansion Capital Group - Loan	$ 63,000	70.97%	12/07/2022	06/05/2023	$ 2,940		$ 53,621	$ -	$ 53,621					
Total					$ 8,264	$ 5,324	$ 250,557	$ -	$ 250,557	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 250,557
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 250,557**

Forward Financing

On December 12, 2022, the Company entered into a revenue-based financing agreement with EBF Holdings LLC, with agreed purchase price of $50,000, purchased amount of $66,500, specified percentage of 15% and weekly payments of $2,015.15. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $42,710, and entire amount is classified as the current portion.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount		Borrowing Period	Valuation Cap		Discount	As of Year Ended December 31, 2022		2021	
Safes 2020	$	331,500	Fiscal Year 2020	$	3,250,000	20%	$	331,500	$	331,500
Safes 2020	$	970,000	Fiscal Year 2020	$	5,000,000	10%	$	970,000	$	970,000
Safes 2021	$	10,000	Fiscal Year 2021	$	5,000,000	10%	$	10,000	$	10,000
Safes 2021	$	997,500	Fiscal Year 2021	$	7,500,000	0%	$	997,500	$	997,500
Safes 2021	$	450,000	Fiscal Year 2021	$	10,000,000	0%	$	450,000	$	450,000
Safes 2022	$	275,000	Fiscal Year 2022	$	10,000,000	0%	$	275,000		
Change in Fair Value of SAFE							$	(75,850)		
Total SAFE(s)	**$**	**3,034,000**					**$**	**2,958,150**	**$**	**2,759,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(215,710)	$	(404,696)
Valuation Allowance		215,710		404,696
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(923,757)	$	(708,046)
Valuation Allowance		923,757		708,046
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022

and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,095,700, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,095,700. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 1, 2023, which is the date the financial statements were available to be issued.

In the year 2023, the company issued the Simple Agreements for Future Equity in the amount of $138,000 at $10,000,000 valuation CAP.

There have been no events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $763,161, an operating cash flow loss of $638,212, and liquid assets in cash of $146,837, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF VITABOWL

Nutritionist Designed, Chef Refined Superfood Meals

VitaBowl offers personalized, health-focused meals, guided by a 3-star Michelin Chef, providing access to medicinal, delicious food to help heal your body from the inside out.

Get Equity


VITABOWL

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- VitaBowl's beta Telehealth service connects users with nutritionists, providing a truly holistic approach to well-being & a step forward in shaping the future toward "Food as Medicine" with tailored meals.

- With 200,000+ meals shipped and a $3M seed round including top-tier VCs, our sustainable approach, nationwide expansion, and key B2B clients like UCLA Health and Cedars Sinai signify a growing footprint.

- With the guidance of a 3-star Michelin chef Dominique Crenn, our team blends culinary expertise with tech innovation. We are looking to launch our frozen meal SKU and continue nationwide expansion in 2024.

Get Equity
$1.26 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$199.08	$9.99M

THE PITCH

Explore the Future of Nutritious Convenience


Food is Medicine:
Nutritionally + medically tailored plant-forward meals
VITABOWL
BALANCE
LATIN-INSPIRED FLAVORS
MEAN GREEN
NO SUGAR. 12G PROTEIN. SHAKE WELL. DRINK UP.

VitaBowl specializes in personalized, pre-made meals aligned with individual health profiles. Beyond taste, we're reshaping food as medicine. Our 360-degree Telehealth service (currently in beta) connects users with nutritionists, providing personalized guidance to enhance their health journeys. We believe in making health management accessible to everyone, ensuring a holistic and informed approach to overall well-being. Currently in 40+ states, VitaBowl is the mindful choice for health-conscious consumers.

THE OPPORTUNITY

Elevating Food From Healthy to Healing

NUTRIENT-DENSE

All of our bowls are rich in a variety of vitamins and nutrients in their pure unprocessed plant form.

ANTIBIOTIC, GLUTEN, PRESERVATIVE-FREE

Our food contains no gluten, sugar, dairy, additives, dyes, or preservatives. We believe that *'Food is Medicine'* and our ingredients proudly reflect that.



It's no secret that the alarming prevalence of additives, industry influence on nutrition guidelines, and links between processed foods and cancer illuminate a broken food system. VitaBowl stands against this, believing that food is not just sustenance but a powerful tool for preventing and reversing chronic ailments. Our mission is to elevate food from merely being "healthy" to genuinely healing, offering nutrient-dense, scientifically designed meals that nourish the body at a cellular level. Our meals go beyond the plate, addressing the root causes of many widespread health issues.



FRESH, NEVER FROZEN

All of our ingredients arrive fresh, and are freshly prepared by a team of chefs in a kitchen near you.

NUTRITIONIST DESIGNED, CHEF REFINED

Our bowls are designed by our Chief Nutritionist with the help of a *3-Star Michelin Chef, Dominique Crenn*, to ensure that they boast incredible flavor to match their nutrient richness.

At the intersection of health and innovation, VitaBowl generates revenue by selling personalized, pre-made meals through online platforms, retail outlets, and diverse food service channels. Our customer acquisition strategy blends a direct-to-consumer model with strategic healthcare partnerships. With a presence in 40+ states and a strong commitment to sustainability, VitaBowl is fulfilling a societal need.

THE MARKET & OUR TRACTION

VitaBowl's Prescription For A Healthier Tomorrow



Food as Medicine Projected Market by 2030
$33.4B
VitaBowl has already shipped over
200,000 Meals
VITABOWL
Revenue Since Inception
$1M+

**Source*

VitaBowl operates within the growing Food as Medicine market, aiming to tackle the rising prevalence of chronic conditions like malnutrition and diabetes, projected to be a $33.4 billion industry by 2030 (Source). In addition, a 2020 WHO report highlights that approximately 462 million adults worldwide are underweight, making medicinal meals a primary solution for malnourished individuals (Source). By addressing these health challenges, we believe that VitaBowl is positioned to leverage the growing opportunities and deficits in the Food as Medicine market.

**The above testimonials may not be representative of the opinions or of the experiences of other customers of VitaBowl and is not a guarantee of future performance or success.*

With VitaHealth, our Telehealth Service (currently in beta) offering nutritionist and dietician guidance nationwide, VitaBowl has already shipped over 200,000 meals and achieved $1 million plus in revenue since inception. Our fresh meal line is packaged sustainably in 100% corn fiber, and is catching the attention of eco-conscious consumers. VitaBowl has also secured funding from prominent VC funds like Gaingels, Murano Capital, The Fund Los Angeles, and more.

WHY INVEST

Reimagining the Way Food Heals the World


Nutritionist Designed, Chef Refined Superfood Meals
VITABOWL

We're making plant-forward, medically-tailored superfood meals not just a prescription for health but a joyous, accessible indulgence.

At VitaBowl, we bridge the gap between technology and nutrition, delivering chef-refined meals at the tap of a button. Our mission is to empower individuals worldwide with delicious, clinically-proven plant-based foods that transcend barriers of health *and* lifestyle. Invest in a future where every meal is a step towards a healthier you, a healthier planet.

Dive into the medicinal food revolution with VitaBowl – because the future of food is not just sustenance; it's a celebration of life. Invest now and be part of the VitaBowl journey!

ABOUT

HEADQUARTERS
12454 Oxnard Street
Los Angeles, CA 91606

WEBSITE
View Site

VitaBowl offers personalized, health-focused meals, guided by a 3-star Michelin Chef, providing access to medicinal, delicious food to help heal your body from the inside out.

TEAM



Dominique Crenn
Co-Founder and Chief Culinary Advisor

3-Star Michelin Chef (First and only female in America) , Netflix's Iron Chef, Chef's Table, Atelier Crenn, Bar Crenn



Charles Yim
Executive Chairman, Co-Founder and Director, Treasurer, Secretary, Principal Accounting Officer

Serial entrepreneur, 2X exits, part-time VC. Charles is on the Board or an Advisor to a number of other companies.



Miko Lorenzo
Chief Operations Officer, Co-Founder and Director

Food and Beverage / Hospitality, Operations and Fund Raising



Sarah Brandow
Co-Founder and Chief Nutritionist (Part-Time)

Sarah Brandow is the co-founder of superfood meal company VitaBowl. She holds a Masters of Science in Nutrition and specializes in improving gut health as the foundation for accelerated healing and full-body wellness. Sarah specializes in the management and reversal of lifestyle-related diseases by embracing an evidence-based, nutrient-dense diet.

Sarah spends 15 hours a week at VitaBowl.



Denis Lam
Interim CEO, VP of Product and Technology

Previously, Denis was a founding member in a product role at a Silicon Valley mental health telehealth startup that scaled to operate in most states in only 12 months.

*Mr. Lam currently has multiple roles with VitaBowl and Vera Labs. Please review the Directors & Officers section and Risk section in our offering materials for further details. His primary role is with VitaBowl and he commits about 20 hours a week to VitaBowl.

Viv Anand
VP of Sales

Viv has 20+ years of experience in Corporate America, at McKinsey, GE & HPE, including 15+ years in tech & catering sales. He focuses on the intersection of technology, nutrition, health and mental wellness.

Julie Chen
Dietician/Nutritionist (Part-Time)

Julie has an MBA and Masters in Human Nutrition (Columbia) with experience in building product and teams. She manages the telehealth services for Vita Health with a mission to benefit the health of others through nutrition consultation. Julie spends five to ten hours a week on VitaBowl.

TERMS

VitaBowl

Overview

PRICE PER SHARE
$1.26

VALUATION
$9.99M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$199.08

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.08

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
11,905

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
980,158

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks:

Time-Based Investor Perk

Early Bronze — Invest $249+ within the first week and receive a 40% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Early Silver — Invest $500+ within the first week and receive a 50% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Early Gold — Invest $1,000+ within the first week and receive 5% bonus shares.

Early Platinum — Invest $2,500+ within the first week and receive 10% bonus shares.

Early Diamond — Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Volume-Based Perks

Tier 1 — Invest $500 and receive a 30% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Tier 2 — Invest $1,000 and receive a 40% off code for one VitaBowl shipment. Continental US Shipping Only Limited.

Tier 3 — Invest $2,500 and receive 5% bonus shares + a 40% off code to try our VitaBowl subscription for a month + a FREE Box of our first batch of VitaJuice. Continental US Shipping Only Limited.

Tier 4 — Invest $5,000 and receive 10% bonus shares + a 50% off code to try our VitaBowl subscription for a month + a FREE Box of our first batch of VitaJuice. Continental US Shipping Only Limited.

Tier 5 — Invest $10,000 and receive 15% bonus shares + a 10% off code to try our VitaBowl subscription for 1 year + a FREE Box of our first batch of VitaJuice + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

Tier 6 – Invest $25,000 and receive 20% bonus shares + a 3 month complimentary subscription to VitaBowl + a FREE Box of our first batch of VitaJuice + a Zoom meeting with the founding team + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

Tier 7 — Invest $50,000 and receive 25% bonus shares + a 6 month FREE subscription to VitaBowl + a FREE Box of our first batch of VitaJuice + a Zoom meeting with the founding team + be involved in the development of our new commercial for our medically tailored frozen line + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

Tier 8 - Invest $100,000 and receive 30% bonus shares + 1 Year FREE subscription to VitaBowl + a FREE Box of our first batch of VitaJuice + Reservation at Altelier Crenn in San Francisco + meet the founding team + photo opportunity with Celebrity Chef Dominique Crenn and copy of her signed book + be involved in the R&D process of one frozen product SKU + consultation with our Chief Nutritionist Sarah Brandow. Continental US Shipping Only Limited.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

StartEngine Owners' Bonus

Probiotic Labs, Inc. (d/b/a VitaBowl) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 300 shares of Common Stock at $1.26 / share, you will receive 330 shares of Common Stock, meaning you'll own 330 shares for $378. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonuses.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds

PRESS

Forbes: Food-As-Medicine Company VitaBowl Raises $3 Million To Change The Game Of Health Care

When VitaBowl launched its food-as-medicine meal delivery business three years ago out of the Twitter building in San Francisco, its founding team of four had a bold vision in mind: weaving together medically tailored meals and health insurance providers to better service people suffering from chron

View Article

VegNews: Michelin-Starred Chef Dominique Crenn Opens Vegan Delivery Restaurant in LA

VitaBowl offers nutrition-packed superfood bowls and fresh juices, and Crenn—the first woman in the country to ever be awarded three Michelin stars—plans to open locations in Seattle, NYC, Austin, and Chicago in the coming months.

View Article

Show More Press

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into VitaBowl.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Sarah Brandow MSC (Chief Nutritionist/Co-Founder)

VitaBowl began as a plant-based meal company in the heart of San Francisco. Centered around the ethos of food as medicine and co-founded by Dominique Crenn, the United States' first female three-star Michelin chef.

So much of the food currently available on the market today is unnhealthly filled with harmful preservatives artificial flavors and high sugar content as of which contribute to various diseases. As a result, many Americans rely on pharmaceutical medications that only address symptoms rather than the root cause. Now, we deliver nationwide to 30 states and 50 cities including hospitals, specialty retail stores and gyms. We offer a wide variety of plant forward fresh and ready-to-eat meals with rotating menus. The next phase of the company will focus on creating frozen medically tailored meals with the same premium ingredients and a longer shelf-life targeted at the top 10 major diseases including diabetes and heart disease. We'll be providing these frozen healthy meals directly to customers, retail locations and hospitals in the upcoming year.

Dominique Crenn (Co-Founder/3 Star Michelin Chef)

VitaBowl is a company that is conscious about the environment. Everything is done with a sense of being eco-friendly. Food is medicine, literally. So each ingredient has a purpose.

Sarah Brandow MSC (Chief Nutritionist/Co-Founder)

VitaBowl for me is the opportunity to elevate from healthy food to healing food. With VitaBowl, we take all of these premium super-food ingredients and we take the extra step to make sure that our food is of the highest quality, is easily absorbed. The team prepares all of the food fresh in our California kitchens and the chefs create everything fresh that day. Each bowl has various health benefits. We designed each bowl to have a unique purpose. So for example, our Mediterranean bowl is designed to nourish gut health. We've got some house-made probiotic yogurt in there. We have some pre-biotic fiber. The Cali Bowl, alternatively, that's for mood. And it's high high dose of vitamin C, various phytonutrients to just get you through that afternoon slump that a lot of people experience in the office and just to get them going.

Eric Dy (VitaBowl Customer)

They honestly all taste great. All the flavors pop, they're really fresh, there's good acid, good salt, all the flavors married together.

Megan Daugherty (VitaBowl Customer)

VitaBowl made me feel great after eating it I have plenty of energy. I was super satiated and I felt like I had just done something good for my body. I'd 100% recommend VitaBowl to my friends and family. It's healthy, it's tasty, and they are taking into account their carbon footprint.

Dominique Crenn (Co-Founder/3 Star Michelin Chef)

I think VitaBowl has an incredible opportunity to be a part of all those medical institutions to give something very vital and robust and delicious and also very healthy to those patients.

Sarah Brandow MSC (Chief Nutritionist/Co-Founder)

VitaBowl's mission is to transform lives by providing the most nutrient-dense delicious food for prevention and reversal of disease.

With your help, we can expand our offerings and make a lasting impact. Invest in our Reg CF crowdfunding campaign and join us on this journey to create a healthier world and make a positive impact on the food system. Every contribution counts and together we can make a difference.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.